UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 18, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____



WESTONARIA 17 December 2015: Sibanye Gold Limited ("Sibanye" or the "Group") presents the pro forma financial effects of the acquisitions of Bathopele, Siphumelele (including Khomanani) and Thembelani (including Khuseleka) mining operations (collectively the "Rustenburg Operations") adjusted for the post balance sheet announcement of the proposed Aquarius Platinum Limited ("Aquarius") acquisition as referred to in Annexure 3 Section C of the Circular to Sibanye shareholders dated 15 December 2015.

PRO FORMA FINANCIAL EFFECTS

The pro forma financial effects illustrate the impact of the acquisition of the Rustenburg Operations and the post balance sheet announcement of the proposed Aquarius acquisition (collectively the "Transactions") on the Earnings Per Share ("EPS"), diluted EPS, Headline EPS ("HEPS"), diluted HEPS, Net Asset Value ("NAV") per share and tangible NAV ("TNAV") per share of Sibanye for the six months ended 30 June 2015.

The pro forma financial information is presented in accordance with the provisions of the JSE Listings Requirements and the Guide on Pro Forma Financial Information issued by the South African Institute of Chartered Accountants.

The pro forma financial effects have been prepared by management of Sibanye and are the responsibility of the board of directors of Sibanye.

The pro forma financial effects are presented in a manner consistent with the basis on which the historical financial information of Sibanye has been presented and in terms of Sibanye's accounting policies for the financial year ended 31 December 2014. The pro forma financial effects have been presented for illustrative purposes only and, because of their nature, may not give a fair reflection of Sibanye's financial position, changes in equity or results of operations post implementation of the Transactions.

It has been assumed for purposes of the pro forma financial effects that the Transactions took place with effect from 1 January 2015 for the income statement and on 30 June 2015 for the statement of financial position.

The pro forma financial information relating to the Transactions have been prepared based on the following assumptions:
- The R1.5 billion Upfront Purchase Price of the Rustenburg Operations transaction is discharged in cash by raising a loan, refer to Section C 1 of this announcement.
- The R1.5 billion Upfront Purchase Price of the Rustenburg Operations transaction is discharged through the allotment and issue by Sibanye Consideration Shares to Rustenburg Platinum Mines Proprietary Limited ("RPM") in the share capital of Sibanye, refer to Section C 2 of this announcement.

KPMG Inc. have issued an unmodified independent reporting accountants' assurance report on the pro forma financial information presented in Section C below. A copy of their report is available for inspection at the Company's Registered Office.

Pro forma consolidated income statement
for the six months ended 30 June 2015

Figures in Rand million unless otherwise stated	Before the Transactions (a)	Adjustments due to the Rustenburg Operations transaction		After the Rustenburg Operations transaction	Adjustments due to the Aquarius transaction		After the Transactions
		Rustenburg Operations' results (b)	Consolidation journals		Aquarius' results (i)	Consolidation journals	
Revenue	10 245.5	4 488.9	-	14 734.4	1 184.8	-	15 919.2
Cost of sales	(9 488.1)	(5 251.0)	(10.0) (c)	(14 749.1)	(1 200.1)	-	(15 949.2)
Net operating profit	**757.4**	**(762.1)**	**(10.0)**	**(14.7)**	**(15.3)**	**-**	**(30.0)**
Investment income	116.9	-	-	116.9	-	-	116.9
Finance expense	(262.9)	(27.8)	(144.8) (d)	(435.5)	(90.6)	(59.7) (j)	(585.8)
Share-based payments	(145.0)	-	(219.5) (e)	(364.5)	-	-	(364.5)
Share of results of equity-accounted investees after taxation	28.8	-	-	28.8	10.6	-	39.4
Gain on financial instruments	25.0	-	-	25.0	-	-	25.0
Loss on foreign exchange differences	(49.8)	-	-	(49.8)	23.5	(179.4) (k)	(205.7)
Exploration and feasibility costs	(12.9)	-	-	(12.9)	-	-	(12.9)
Other income	77.3	4.4	-	81.7	0.7	-	82.4
Other costs	(140.4)	-	-	(140.4)	(35.6)	-	(176.0)
Net loss on derecognition of Gold Fields guarantee asset and liability	(158.3)	-	-	(158.3)	-	-	(158.3)
Profit on disposal of property, plant and equipment	14.2	(3.2)	-	11.0	-	-	11.0
Profit on disposal of operations	-	-	-	-	72.8	-	72.8
Restructuring costs	(31.2)	(27.3)	-	(58.5)	-	-	(58.5)
Care and maintenance costs	-	(56.7)	-	(56.7)	-	-	(56.7)
Impairment losses	-	-	-	-	(343.3)	-	(343.3)
Transaction costs	-	-	(62.7) (f)	(62.7)	(24.9)	(74.8) (l)	(162.4)
Gain on bargain purchase	-	-	4 712.4 (g)	4 712.4	-	173.5 (m)	4 885.9
Profit before royalties and taxation	**219.1**	**(872.7)**	**4 275.4**	**3 621.8**	**(402.1)**	**(140.4)**	**3 079.3**
Royalties	(139.4)	(52.7)	-	(192.1)	(1.9)	-	(194.0)
Profit before taxation	**79.7**	**(925.4)**	**4 275.4**	**3 429.7**	**(404.0)**	**(140.4)**	**2 885.3**
Mining and income taxation	5.3	259.1	21.8 (h)	286.2	(87.6)	-	198.6
Profit for the period	**85.0**	**(666.3)**	**4 297.2**	**3 715.9**	**(491.6)**	**(140.4)**	**3 083.9**
Attributable to:							
Owners of Sibanye	179.8	(666.3)	4 297.2	3 810.7	(481.1)	(140.4)	3 189.2
Non-controlling interests	(94.8)	-	-	(94.8)	(10.5)	-	(105.3)
Reconciliation of headline earnings with profit for the period (refer to the Circular):							
Profit attributable to owners of Sibanye	179.8	(666.3)	4 297.2	3 810.7	(481.1)	(140.4)	3 189.2
Profit on disposal of property, plant and equipment	(14.2)	(0.4)	-	(14.6)	-	-	(14.6)
Gain on bargain purchase	-	-	(4 712.4)	(4 712.4)	-	(173.5)	(4 885.9)
Profit on disposal of operations	-	-	-	-	(72.8)	-	(72.8)
Impairment losses	-	-	-	-	343.3	-	343.3
Taxation effect of re-measurement items	4.0	0.1	-	4.1	(75.7)	-	(71.6)
Headline earnings	**169.6**	**(666.6)**	**(415.2)**	**(912.2)**	**(286.3)**	**(313.9)**	**(1 512.4)**
Earnings per share attributable to owners of Sibanye							
EPS	cents	20		419			351
Diluted EPS	cents	20		417			349
HEPS	cents	19		(100)			(166)
Diluted HEPS	cents	19		(100)			(166)
Weighted average number of shares issued ('000)	909 295			909 295			909 295
Diluted weighted average number of shares ('000)	913 536			913 536			913 536

Notes:

a) The "Before the Transactions" financial information is based on Sibanye's reviewed condensed consolidated interim financial statements for the six months ended 30 June 2015.

b) The "Rustenburg Operations' results" column has been adjusted to include the income and expenditure relating to the Rustenburg Operations for the six months ended 30 June 2015. Royalties have been reclassified from cost of sales to a separate line item in line with Sibanye's reporting principles.

c) Cost of sales has been adjusted to include the additional depreciation relating to property, plant and equipment for the six month period, arising on the allocation of the purchase consideration in terms of IFRS 3 Business Combinations ("IFRS 3").

d) Finance expense has been adjusted for additional finance costs of R67.9 million relating to raising the loan to settle the Upfront Purchase Price and R76.9 million relating to the unwinding of the Deferred Purchase Price.

e) Share-based payments has been adjusted for the IFRS 2 Share-based Payment ("IFRS 2") expense relating to the sale of 26% of Sibanye Rustenburg Platinum Mines Proprietary Limited on loan to the BBBEE Stakeholders. 85% of dividends will be utilised to repay the loan and interest, capped at R3.5 billion and a 15% trickle dividend will be paid to the BBBEE Stakeholders. The IFRS 2 expense has been limited to the 30.77% interest relating to the Bakgatla-Ba-Kgafela Investment Holdings, assuming the Rustenburg Mine Community Development Trust and Rustenburg Mine Employees Trust will be controlled by Sibanye. The 30.77% interest has been valued using the cash flows as contained in the Competent Persons Report.

f)   Transaction costs directly attributable to the Rustenburg Operations transaction, amounting to R62.7 million has been recognised in profit or loss. This adjustment will not have a continuing impact.

g)   Gain on bargain purchase recognised in the income statement represents the excess of the net asset value of the acquisition over the Purchase Price. The preliminary purchase price allocation has been based on the expected cash flows contained in the Competent Persons Report with an appropriate adjustment due to deferred taxation.

h)   Mining and income tax has been adjusted to include taxation of R19.0 million on the finance expense relating to raising a loan to settle the Upfront Purchase Price and R2.8 million on the additional depreciation relating to the fair value adjustment of property, plant and equipment in accordance with IFRS 3.

i)   The "Aquarius' results" column has been adjusted to include the published income and expenditure relating to Aquarius for the six months ended 30 June 2015. The income and expenditure has been extracted from the preliminary full year results which includes the results for the six months ended 30 June 2015. The results for the six months ended 30 June 2015 have not been audited or reviewed by Aquarius' Reporting Accountants and has been used in order to be coterminous with the results of Sibanye and the Rustenburg Operations. The reporting currency of Aquarius is US dollars and the results of Aquarius have been translated using an average exchange rate of R11.89/US$. Royalties of R1.9 million have been reclassified from cost of sales to a separate line item and a R157.7 million foreign currency translation reserve recycled on disposal has been reclassified to profit on disposal of operations in line with Sibanye's reporting principles.

j)   Finance expense has been adjusted for additional finance costs relating to raising of a US$294 million loan to settle the Aquarius purchase consideration at an interest rate of LIBOR plus 3% being applied. This adjustment will have a continuing impact on Sibanye's consolidated income statement.

k)   Loss on foreign exchange differences has been adjusted for foreign exchange movements on the loan raised to settle the Aquarius purchase consideration. This adjustment will have a continuing impact.

l)   Transaction costs directly attributable to the Aquarius transaction, amounting to R74.8 million have been recognised in profit or loss. This adjustment will not have a continuing impact.

m)   Gain on bargain purchase recognised in the income statement represents the excess of the net asset value of the acquisition over the Aquarius purchase price. Management has used the best information available to determine the fair value of the assets acquired and liabilities assumed of Aquarius in terms of IFRS 3 to calculate the gain on bargain purchase. This adjustment will not have a continuing impact.

Pro forma consolidated statement of financial position as at 30 June 2015	Before the Transactions [a]	Adjustments due to the Rustenburg Operations transaction		After the Rustenburg Operations transaction	Adjustments due to the Aquarius transaction		After the Transactions
Figures in Rand million unless otherwise stated		Rustenburg Operations' results [b]	Consolidation journals		Aquarius' results [h]	Consolidation journals	
ASSETS							
Property, plant and equipment	22 648.6	8 072.9	475.2 [c]	31 196.7	1 989.1	-	33 185.8
Goodwill	736.7	-	-	736.7	-	-	736.7
Intangible asset	-	-	-	-	215.7	-	215.7
Equity-accounted investments	98.2	-	-	98.2	1 832.9	-	1 931.1
Investments	1.4	-	-	1.4	4.8	-	6.2
Environmental rehabilitation obligation funds	2 263.9	267.8	-	2 531.7	169.2	-	2 700.9
Deferred taxation	51.4	-	-	51.4	3.6	-	55.0
Long-term receivables	-	-	-	-	173.2	-	173.2
Non-current assets	**25 800.2**	**8 340.7**	**475.2**	**34 616.1**	**4 388.5**	**-**	**39 004.6**
Inventories	386.5	86.8	-	473.3	103.0	-	576.3
Trade and other receivables	1 043.8	3 064.0	119.5 [f]	4 227.3	355.7	-	4 583.0
Cash and cash equivalents	854.5	0.2	(62.7) [d]	792.0	2 382.6	(74.8) [i]	3 099.8
Current assets	**2 284.8**	**3 151.0**	**56.8**	**5 492.6**	**2 841.3**	**(74.8)**	**8 259.1**
Total assets	**28 085.0**	**11 491.7**	**532.0**	**40 108.7**	**7 229.8**	**(74.8)**	**47 263.7**
EQUITY AND LIABILITIES							
Equity attributable to owners of the parent	14 348.9	9 301.4	(4 651.7) [e]	18 998.6	4 303.0	(4 204.3) [j]	19 097.3
Non-controlling interest	214.8	-	-	214.8	47.3	-	262.1
Total equity	**14 563.7**	**9 301.4**	**(4 651.7)**	**19 213.4**	**4 350.3**	**(4 204.3)**	**19 359.4**
Deferred taxation	3 702.1	-	2 092.5 [c]	5 794.6	93.6	-	5 888.2
Borrowings	3 174.0	-	1 500.0 [f]	4 674.0	24.6	4 129.5 [k]	8 828.1
Long-term financial obligation	-	-	1 887.8 [g]	1 887.8	25.1	-	1 912.9
Environmental rehabilitation obligation	2 583.1	624.3	(296.6) [c]	2 910.8	745.6	-	3 656.4
Post-retirement healthcare obligation	15.0	-	-	15.0	-	-	15.0
Share-based payment obligations	87.3	-	-	87.3	-	-	87.3
Non-current liabilities	**9 561.5**	**624.3**	**5 183.7**	**15 369.5**	**888.9**	**4 129.5**	**20 387.9**
Trade and other payables	2 861.7	1 566.0	-	4 427.7	470.8	-	4 898.5
Taxation and royalties payable	174.3	-	-	174.3	-	-	174.3
Current portion of borrowings	542.3	-	-	542.3	1 519.8	-	2 062.1
Current portion of share-based payment obligations	381.5	-	-	381.5	-	-	381.5
Current liabilities	**3 959.8**	**1 566.0**	**-**	**5 525.8**	**1 990.6**	**-**	**7 516.4**
Total equity and liabilities	**28 085.0**	**11 491.7**	**532.0**	**40 108.7**	**7 229.8**	**(74.8)**	**47 263.7**
NAV per share cents	16			21			21
TNAV per share cents	15			20			20
Number of shares issued ('000)	913 925			913 925			913 925

SECTION C 1: Pro forma financial information of the Transactions should the Upfront Purchase Price of the Rustenburg Operations transaction be discharged in cash by raising a loan (continued)

Notes:

a) The “Before the Transactions” financial information is based on Sibanye’s reviewed condensed consolidated interim financial statements for the six months ended 30 June 2015.

b) The “Rustenburg Operations’ results” column has been adjusted to include the Rustenburg Operations interim historical combined financial information for the six months ended 30 June 2015. VAT of R58.2 million and deferred taxation of R984.8 million have been adjusted as the Rustenburg Operations does not constitute a separate legal entity, and the related tax assets and liabilities will remain with the legal entity, RPM.

c) Property, plant and equipment, deferred taxation and environmental rehabilitation obligation have been adjusted to take into account the IFRS 3 fair value adjustments as follows:
   1) R475.2 million fair value adjustment of property, plant and equipment;
   2) R2 092.5 million deferred taxation liability recognised on acquisition; and
   3) R296.6 million adjustment to the environmental rehabilitation obligation. The environmental rehabilitation obligation assumed is calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes.

d) Transaction costs directly attributable to the Rustenburg Operations transaction, amounting to R62.7 million is assumed to be paid.

e) Other reserves has been adjusted for the IFRS 2 share-based payment of R219.5 million relating to the BBBEE Transaction and the elimination of the at acquisition reserves of the Rustenburg Operations. Accumulated loss has been adjusted for the gain on bargain purchase of R4 712.4 million, transaction costs of R62.7 million and IFRS 2 share-based payment of R219.5 million.

f) Borrowings has been adjusted for raising of the loan to settle the Upfront Purchase Price of R1.5 billion.

g) Long-term and current portion of long-term financial obligation includes the estimated Deferred Purchase Price, which is based on 35% of the expected distributable free cash flows generated by the Rustenburg Operations with a discount rate of 9.1% being applied. In addition a contingent purchase receivable was recognised relating to the guaranteed estimated negative free cash flows.

h) The “Aquarius’ results” column has been adjusted to include the assets and liabilities of Aquarius as at 30 June 2015. The assets and liabilities have been extracted from the audited annual financial statements for the year ended 30 June 2015 and translated using the rate at 30 June 2015 of R12.17/US$.

i) Transaction costs directly attributable to the Aquarius transaction, amounting to R74.8 million is assumed to be paid.

j) Equity attributable to owners of the parent has been adjusted for the elimination of the at acquisition reserves of Aquarius. Accumulated loss has been adjusted for the gain on bargain purchase of R173.5 million and transaction costs of R74.8 million. The purchase consideration for the issued shares of Aquarius is based on an offer price of US$0.195 per share translated using an exchange rate of R14.04/US$. This exchange rate is an approximation of the current ruling exchange rate and is indicative of the best estimate of the purchase price. Management has used the best information available to determine the fair value of the assets acquired and liabilities assumed of Aquarius in terms of IFRS 3 to calculate the gain on bargain purchase.

k) Borrowings has been adjusted for raising of the US$294 million loan to settle the Aquarius purchase consideration translated using a rate of R14.04/US$. This exchange rate is an approximation of the current ruling exchange rate and is indicative of the best estimate of raising of the loan to settle the Aquarius purchase consideration.

SECTION C 2: Pro forma financial information of the Transactions should the Upfront Purchase Price of the Rustenburg Operations transaction be discharged through the allotment and issue of Consideration Shares to RPM

Pro forma consolidated income statement for the six months ended 30 June 2015			**Adjustments due to the Rustenburg Operations transaction**				**Adjustments due to the Aquarius transaction**			
Figures in Rand million unless otherwise stated		**Before the Transactions** (a)	**Rustenburg Operations' results** (b)	**Consolidation journals**		**After the Rustenburg Operations transaction**	**Aquarius' results** (j)	**Consolidation journals**		**After the Transactions**
Revenue		10 245.5	4 488.9	-		14 734.4	1 184.8	-		15 919.2
Cost of sales		(9 488.1)	(5 251.0)	(10.0)	(c)	(14 749.1)	(1 200.1)	-		(15 949.2)
Net operating profit		**757.4**	**(762.1)**	**(10.0)**		**(14.7)**	**(15.3)**	**-**		**(30.0)**
Investment income		116.9	-	-		116.9	-	-		116.9
Finance expense		(262.9)	(27.8)	(76.9)	(d)	(367.6)	(90.6)	(59.7)	(k)	(517.9)
Share-based payments		(145.0)	-	(219.5)	(e)	(364.5)	-	-		(364.5)
Share of results of equity-accounted investees after taxation		28.8	-	-		28.8	10.6	-		39.4
Gain on financial instruments		25.0	-	-		25.0	-	-		25.0
Loss on foreign exchange differences		(49.8)	-	-		(49.8)	23.5	(179.4)	(l)	(205.7)
Exploration and feasibility costs		(12.9)	-	-		(12.9)	-	-		(12.9)
Other income		77.3	4.4	-		81.7	0.7	-		82.4
Other costs		(140.4)	-	-		(140.4)	(35.6)	-		(176.0)
Net loss on derecognition of Gold Fields guarantee asset and liability		(158.3)	-	-		(158.3)	-	-		(158.3)
Profit on disposal of property, plant and equipment		14.2	(3.2)	-		11.0	-	-		11.0
Profit on disposal of operations		-	-	-		-	72.8	-		72.8
Restructuring costs		(31.2)	(27.3)	-		(58.5)	-	-		(58.5)
Care and maintenance costs		-	(56.7)	-		(56.7)	-	-		(56.7)
Impairment losses		-	-	-		-	(343.3)	-		(343.3)
Transaction costs		-	-	(62.7)	(f)	(62.7)	(24.9)	(74.8)	(m)	(162.4)
Gain on bargain purchase		-	-	4 712.4	(g)	4 712.4	-	173.5	(n)	4 885.9
Profit before royalties and taxation		**219.1**	**(872.7)**	**4 343.3**		**3 689.7**	**(402.1)**	**(140.4)**		**3 147.2**
Royalties		(139.4)	(52.7)	-		(192.1)	(1.9)	-		(194.0)
Profit before taxation		**79.7**	**(925.4)**	**4 343.3**		**3 497.6**	**(404.0)**	**(140.4)**		**2 953.2**
Mining and income taxation		5.3	259.1	2.8	(h)	267.2	(87.6)	-		179.6
Profit for the period		**85.0**	**(666.3)**	**4 346.1**		**3 764.8**	**(491.6)**	**(140.4)**		**3 132.8**
Attributable to:										
Owners of Sibanye		179.8	(666.3)	4 346.1		3 859.6	(481.1)	(140.4)		3 238.1
Non-controlling interests		(94.8)	-	-		(94.8)	(10.5)	-		(105.3)
Reconciliation of headline earnings with profit for the period (refer to the Circular):										
Profit attributable to owners of Sibanye		179.8	(666.3)	4 346.1		3 859.6	(481.1)	(140.4)		3 238.1
Profit on disposal of property, plant and equipment		(14.2)	(0.4)	-		(14.6)	-	-		(14.6)
Gain on bargain purchase		-	-	(4 712.4)		(4 712.4)	-	(173.5)		(4 885.9)
Profit on disposal of operations		-	-	-		-	(72.8)	-		(72.8)
Impairment losses		-	-	-		-	343.3	-		343.3
Taxation effect of re-measurement items		4.0	0.1	-		4.1	(75.7)	-		(71.6)
Headline earnings		**169.6**	**(666.6)**	**(366.3)**		**(863.3)**	**(286.3)**	**(313.9)**		**(1 463.5)**
Earnings per share attributable to owners of Sibanye										
EPS	cents	20				393				330
Diluted EPS	cents	20				392				329
HEPS	cents	19				(88)				(149)
Diluted HEPS	cents	19				(88)				(149)
Weighted average number of shares issued ('000)		909 295		71 599		980 894 (i)				980 894
Diluted weighted average number of shares ('000)		913 536		71 599		985 135 (i)				985 135

Notes:

a) The "Before the Transactions" financial information is based on Sibanye's reviewed condensed consolidated interim financial statements for the six months ended 30 June 2015.

b) The "Rustenburg Operations' results" column has been adjusted to include the income and expenditure relating to the Rustenburg Operations for the six months ended 30 June 2015. Royalties have been reclassified from cost of sales to a separate line item in line with Sibanye's reporting principles.

c) Cost of sales has been adjusted to include the additional depreciation relating to property, plant and equipment for the six month period, arising on the allocation of the purchase consideration in terms of IFRS 3 Business Combinations ("IFRS 3").

d) Finance expense has been adjusted for additional finance costs of R76.9 million relating to the unwinding of the Deferred Purchase Price.

e) Share-based payments has been adjusted for the IFRS 2 Share-based Payment ("IFRS 2") expense relating to the sale of 26% of Sibanye Rustenburg Platinum Mines Proprietary Limited on loan to the BBBEE Stakeholders. 85% of dividends will be utilised to repay the loan and interest, capped at R3.5 billion and a 15% trickle dividend will be paid to the BBBEE Stakeholders. The IFRS 2 expense has been limited to the 30.77% interest relating to the Bakgatla-Ba-Kgafela Investment Holdings, assuming the Rustenburg Mine Community Development Trust and Rustenburg Mine Employees Trust will be controlled by Sibanye. The 30.77% interest has been valued using the cash flows as contained in the Competent Persons Report.

f) Transaction costs directly attributable to the Rustenburg Operations transaction, amounting to R62.7 million has been recognised in profit or loss. This adjustment will not have a continuing impact.

g) Gain on bargain purchase recognised in the income statement represents the excess of the net asset value of the acquisition over the Purchase Price. The preliminary purchase price allocation has been based on the expected cash flows contained in the Competent Persons Report with an appropriate adjustment due to deferred taxation.

h) Mining and income tax has been adjusted to include taxation of R2.8 million on the additional depreciation relating to the fair value adjustment of property, plant and equipment in accordance with IFRS 3.

i) Stated share capital has been adjusted for 71 599 045 new ordinary shares in the share capital of Sibanye issued for cash to settle the Upfront Purchase Price of R1.5 billion.

j) The "Aquarius' results" column has been adjusted to include the published income and expenditure relating to Aquarius for the six months ended 30 June 2015. The income and expenditure has been extracted from the preliminary full year results which includes the results for the six months ended 30 June 2015. The results for the six months ended 30 June 2015 have not been audited or reviewed by Aquarius' Reporting Accountants and has been used in order to be coterminous with the results of Sibanye and the Rustenburg Operations. The reporting currency of Aquarius is US dollars and the results of Aquarius have been translated using an average exchange rate of R11.89/US\$. Royalties of R1.9 million have been reclassified from cost of sales to a separate line item and a R157.7 million foreign currency translation reserve recycled on disposal has been reclassified to profit on disposal of operations in line with Sibanye's reporting principles.

k) Finance expense has been adjusted for additional finance costs relating to raising of a US\$294 million loan to settle the Aquarius purchase consideration at an interest rate of LIBOR plus 3% being applied. This adjustment will have a continuing impact on Sibanye's consolidated income statement.

l) Loss on foreign exchange differences has been adjusted for foreign exchange movements on the loan raised to settle the Aquarius purchase consideration. This adjustment will have a continuing impact.

m) Transaction costs directly attributable to the Aquarius transaction, amounting to R74.8 million have been recognised in profit or loss. This adjustment will not have a continuing impact.

n) Gain on bargain purchase recognised in the income statement represents the excess of the net asset value of the acquisition over the Aquarius purchase price. Management has used the best information available to determine the fair value of the assets acquired and liabilities assumed of Aquarius in terms of IFRS 3 to calculate the gain on bargain purchase. This adjustment will not have a continuing impact.

Pro forma consolidated statement of financial position as at 30 June 2015 Figures in Rand million unless otherwise stated	Before the Transactions [a]	Adjustments due to the Rustenburg Operations transaction		After the Rustenburg Operations transaction	Adjustments due to the Aquarius transaction		After the Transactions
		Rustenburg Operations' results[b]	Consolidation journals		Aquarius' results [g]	Consolidation journals	
ASSETS							
Property, plant and equipment	22 648.6	8 072.9	475.2 [c]	31 196.7	1 989.1	-	33 185.8
Goodwill	736.7	-	-	736.7	-	-	736.7
Intangible asset	-	-	-	-	215.7	-	215.7
Equity-accounted investments	98.2	-	-	98.2	1 832.9	-	1 931.1
Investments	1.4	-	-	1.4	4.8	-	6.2
Environmental rehabilitation obligation funds	2 263.9	267.8	-	2 531.7	169.2	-	2 700.9
Deferred taxation	51.4	-	-	51.4	3.6	-	55.0
Long-term receivables	-	-	-	-	173.2	-	173.2
Non-current assets	**25 800.2**	**8 340.7**	**475.2**	**34 616.1**	**4 388.5**	**-**	**39 004.6**
Inventories	386.5	86.8	-	473.3	103.0	-	576.3
Trade and other receivables	1 043.8	3 064.0	119.5 [f]	4 227.3	355.7	-	4 583.0
Cash and cash equivalents	854.5	0.2	(62.7) [d]	792.0	2 382.6	(74.8) [h]	3 099.8
Current assets	**2 284.8**	**3 151.0**	**56.8**	**5 492.6**	**2 841.3**	**(74.8)**	**8 259.1**
Total assets	**28 085.0**	**11 491.7**	**532.0**	**40 108.7**	**7 229.8**	**(74.8)**	**47 263.7**
EQUITY AND LIABILITIES							
Equity attributable to owners of the parent	14 348.9	9 301.4	(3 151.7) [e]	20 498.6	4 303.0	(4 204.3) [i]	20 597.3
Non-controlling interest	214.8	-	-	214.8	47.3	-	262.1
Total equity	**14 563.7**	**9 301.4**	**(3 151.7)**	**20 713.4**	**4 350.3**	**(4 204.3)**	**20 859.4**
Deferred taxation	3 702.1	-	2 092.5 [c]	5 794.6	93.6	-	5 888.2
Borrowings	3 174.0	-	-	3 174.0	24.6	4 129.5 [j]	7 328.1
Long-term financial obligation	-	-	1 887.8 [f]	1 887.8	25.1	-	1 912.9
Environmental rehabilitation obligation	2 583.1	624.3	(296.6) [c]	2 910.8	745.6	-	3 656.4
Post-retirement healthcare obligation	15.0	-	-	15.0	-	-	15.0
Share-based payment obligations	87.3	-	-	87.3	-	-	87.3
Non-current liabilities	**9 561.5**	**624.3**	**3 683.7**	**13 869.5**	**888.9**	**4 129.5**	**18 887.9**
Trade and other payables	2 861.7	1 566.0	-	4 427.7	470.8	-	4 898.5
Taxation and royalties payable	174.3	-	-	174.3	-	-	174.3
Current portion of borrowings	542.3	-	-	542.3	1 519.8	-	2 062.1
Current portion of share-based payment obligations	381.5	-	-	381.5	-	-	381.5
Current liabilities	**3 959.8**	**1 566.0**	**-**	**5 525.8**	**1 990.6**	**-**	**7 516.4**
Total equity and liabilities	**28 085.0**	**11 491.7**	**532.0**	**40 108.7**	**7 229.8**	**(74.8)**	**47 263.7**
NAV per share cents	16			21			21
TNAV per share cents	15			20			20
Number of shares issued ('000)	913 925		71 599	985 524 [e]			985 524

Notes:

   a) The "Before the Transactions" financial information is based on Sibanye's reviewed condensed consolidated interim financial statements for the six months ended 30 June 2015.

   b) The "Rustenburg Operations' results" column has been adjusted to include the Rustenburg Operations interim historical combined financial information for the six months ended 30 June 2015. VAT of R58.2 million and deferred taxation of R984.8 million have been adjusted as the Rustenburg Operations does not constitute a separate legal entity, and the related tax assets and liabilities will remain with the legal entity, RPM.

   c) Property, plant and equipment, deferred taxation and environmental rehabilitation obligation have been adjusted to take into account the IFRS 3 fair value adjustments as follows:

      1) R475.2 million fair value adjustment of property, plant and equipment;

      2) R2 092.5 million deferred taxation liability recognised on acquisition; and

      3) R296.6 million adjustment to the environmental rehabilitation obligation. The environmental rehabilitation obligation assumed is calculated based on the weighted average cost of capital in terms of IFRS 3 for acquisition purposes.

   d) Transaction costs directly attributable to the Rustenburg Operations transaction, amounting to R62.7 million is assumed to be paid.

   e) Stated share capital has been adjusted for 71 599 045 new ordinary shares in the share capital of Sibanye issued for cash to settle the Upfront Purchase Price of R1.5 billion. Other reserves has been adjusted for the IFRS 2 share-based payment of R219.5 million relating to the BBBEE Transaction and the elimination of the at acquisition reserves of the Rustenburg Operations. Accumulated loss has been adjusted for the gain on bargain purchase of R4 712.4 million, transaction costs of R62.7 million and IFRS 2 share-based payment of R219.5 million.

   f) Long-term and current portion of long-term financial obligation includes the estimated Deferred Payment, which is based on 35% of the expected distributable free cash flows generated by the Rustenburg Operations with a discount rate of 9.1% being applied. In addition a contingent purchase receivable was recognised relating to the guaranteed estimated negative free cash flows.

   g) The "Aquarius' results" column has been adjusted to include the assets and liabilities of Aquarius as at 30 June 2015. The assets and liabilities have been extracted from the audited annual financial statements for the year ended 30 June 2015 and translated using the rate at 30 June 2015 of R12.17/US$.

   h) Transaction costs directly attributable to the Aquarius transaction, amounting to R74.8 million is assumed to be paid.

   i) Equity attributable to owners of the parent has been adjusted for the elimination of the at acquisition reserves of Aquarius. Accumulated loss has been adjusted for the gain on bargain purchase of R173.5 million and transaction costs of R74.8 million. The purchase consideration for the entire issued shares of Aquarius is based on an offer price of US$0.195 per share translated using an exchange rate of R14.04/US$. This exchange rate is an approximation of the current ruling exchange rate and is indicative of the best estimate of the purchase price. Management has used the best information available to determine the fair value of the assets acquired and liabilities assumed of Aquarius in terms of IFRS 3 to calculate the gain on bargain purchase.

   j) Borrowings has been adjusted for raising of the US$294 million loan to settle the Aquarius purchase consideration translated using a rate of R14.04/US$. This exchange rate is an approximation of the current ruling exchange rate and is indicative of the best estimate of raising of the loan to settle the Aquarius purchase consideration.

Investor Enquiries
James Wellsted
Senior Vice President: Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management of Sibanye and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward looking statements include without limitation: economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PMGs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PMGs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.



KPMG Inc
KPMG Crescent
85 Empire Road, Parktown, 2193
Private Bag 9, Parkview, 2122, South Africa

Telephone +27 (0)11 647 7111
Fax +27 (0)11 647 8000
Docex 472 Johannesburg

INDEPENDENT REPORTING ACCOUNTANTS' ASSURANCE REPORT ON THE COMPILATION OF PRO FORMA FINANCIAL INFORMATION INCLUDED IN A CIRCULAR

The Directors
Sibanye Gold Limited
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon
Westonaria
1780
South Africa

17 December 2015

Report on the Compilation of Pro Forma Financial Information

We have completed our assurance engagement to report ("Report") on the compilation of pro forma earnings and diluted earnings, headline and diluted headline earnings, net asset value and net tangible asset value per share of Sibanye Gold Limited ("Sibanye", or "the Company"), pro forma statement of financial position of Sibanye, the pro forma income statement of Sibanye and the related notes (collectively, the "Pro Forma Financial Information"). The Pro Forma Financial Information is set out in the Part C of the SENS announcement ("Announcement") released by the Company pursuant to Annexure 3 Section C of the Circular issued by the Company on or about 15 December 2015 (the "Circular").

The Pro Forma Financial Information has been compiled by the directors of the Company to illustrate the impact of the proposed acquisition of certain assets owned by Rustenburg Platinum Mines Limited ("RPM") the subject matter of the Circular dated on or about 15 December 2015 and the proposed acquisition of Aquarius (collectively, the "Transactions"), as detailed in the Circular and the Announcement, on the Company's financial position and changes in equity as at 30 June 2015 and the Company's financial performance for the period ended 30 June 2015.

As part of this process, the Company's earnings, diluted earnings, headline earnings and diluted headline earnings per share, income statement and statement of financial position have been extracted by the directors from the Company's published interim financial statements for the period ended 30 June 2015 ("Published Financial Information"), on which a review report has been published. In addition, the directors have calculated the net asset value and net tangible asset value per share as at 30 June 2015 based on financial information extracted from the Published Financial Information.

Directors' Responsibility for the Pro forma Financial Information

The directors of Sibanye are responsible for compiling the Pro Forma Financial Information on the basis of the applicable criteria as detailed in paragraphs 8.15 to 8.33 of the Listings Requirements of the JSE Limited and the SAICA Guide on Pro Forma Financial Information, revised and issued in September 2014 ("Applicable Criteria").

Reporting Accountants' responsibility

Our responsibility is to express an opinion about whether the Pro Forma Financial Information has been compiled, in all material respects, by the directors on the basis of the Applicable Criteria, based on our procedures performed.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, *Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus*, issued by the International Auditing and Assurance Standards Board. This standard requires that the reporting accountants' comply with ethical requirements and plan and perform procedures to obtain reasonable assurance about whether the directors have compiled, in all material respects, the Pro Forma Financial Information on the basis of the Applicable Criteria.

For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any Published Financial Information used in compiling the Pro Forma Financial Information, nor have we, in the course of this engagement, performed an audit or review of the Published Financial Information used in compiling the Pro Forma Financial Information.

The purpose of Pro Forma Financial Information included in the Announcement is solely to illustrate the impact of the Transactions on the unadjusted Published Financial Information as if the Transactions had been undertaken on 1 January 2015 for purposes of the pro forma earnings, diluted earnings, headline and diluted headline earnings per share and the pro forma income statement and on 30 June 2015 for purposes of the net asset value and net tangible asset value per share and statement of financial position. Accordingly, we do not provide any assurance that the actual outcome of the Transactions, subsequent to its implementation, will be as presented in the Pro Forma Financial Information.

A reasonable assurance engagement to report on whether the Pro Forma Financial Information has been properly compiled, in all material respects, on the basis of the Applicable Criteria involves performing procedures to assess whether the Applicable Criteria used by the directors in the compilation of the Pro Forma Financial Information provide a reasonable basis for presenting the significant effects directly attributable to the Transactions and to obtain sufficient appropriate evidence about whether:

- the related pro forma adjustments give appropriate effect to the Applicable Criteria; and

- the Pro Forma Financial Information reflects the proper application of those pro forma adjustments to the unadjusted Published Financial Information.

The procedures selected depend on the reporting accountant's judgment, having regard to the reporting accountant's understanding of the nature of the Company, the Transactions in respect of which the Pro Forma Financial Information has been compiled and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the Pro Forma Financial Information.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.



Opinion

In our opinion, the Pro Forma Financial Information has been compiled, in all material respects, on the basis of the Applicable Criteria.

Yours faithfully
KPMG Inc.



Per Henning Opperman
Chartered Accountant (SA)
Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 18, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer